UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 22, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), informs that its Board of Directors approved today, July 22, 2025, the distribution of R$ 320,000,000.00 (three hundred and twenty million reais) as Interest on Shareholders’ Equity.

The payment will be made by October 21st, 2025, and July 25th, 2025, is the date for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-Interest on Shareholders’ Equity rights.

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
Interest on Shareholders’ Equity	R$ 0.1323151001	R$ 320,000,000.00

The gross value per share is estimated and may be modified due to the variation in the number of treasury shares as a result of share buybacks carried out under the current program. In this case, the Company will issue a new Notice to the Shareholders informing the final value per share.

2 – WITHHOLDING TAX:

2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

2.2. The shareholders mentioned above must prove this condition by July 25th, 2025 by means of an exemption letter, which should be sent first to the electronic address – dac.escrituracao@bradesco.com.br – and, subsequently, the hard copy should be mailed to Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Prédio Amarelo – Departamento de Ações e custódia – Escrituração de Ativos.

3 - FORMS OF PAYMENT (BOOK-ENTRY SHARES):

3.1. The Interest on Shareholders' Equity related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

3.2. Credit on account indicated by the shareholder at Banco Bradesco S/A;

3.3. Payment of Interest on Shareholders' Equity by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

3.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address informed on item 2.2.

Rio de Janeiro, July 22, 2025.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 22, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer